April 27, 2006



Mail Stop 4561


VIA U.S. MAIL AND FAX

Mr. David Jeffs
President
Communicate.com Inc.
#600 - 1100 Melville Street
Vancouver, B.C. V6E 4A6


RE:	Communicate.com Inc.
Form 10-K for the year ended December 31, 2005
File no. 000-29929

Dear Mr. Jeffs:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10K for the year ended December 31, 2005

Consolidated Balance Sheets, page 32

1. Please explain how you determined that you had been legally released from the liabilities written off during 2004 and 2005.
Refer to paragraph 16 of SFAS 140.


Consolidated Statements of Operations, page 33

2. Please tell us your basis in GAAP for recording Dilution Gain in
FrequentTraveler.com and the accounting literature that you relied on to record this on your Consolidated Statements of Operations. Also, please reconcile the inconsistency between the amounts recorded on your Consolidated Statements of Operations for `Non-controlling Interest Share of Loss in Frequenttraveler.com` and `Dilution Gain in
Frequenttraveler.com` and the amounts disclosed in the second paragraph in Note 3 - Non-Controlling Interest.


*    *    *    *


As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comment on your filings.


You may contact Kelly McCusker, Staff Accountant, at (202) 551-
3433
or the undersigned at (202) 551-3403 if you have questions.


						Sincerely,



      Steven Jacobs
      Branch Chief



Mr. Jeffs
Communicate.com Inc.
April 27, 2006
Page 1